Exhibit 77.C


(a)  The date of the Special Meeting of Shareholders was September 27, 2005.

(b) The following persons were elected as directors and they constitute the entire Board:

     Angel Martinez
     Chris Lyons
     Kevin Oliver
     Thomas Spina
     Thomas Giugliano

(c)  The following matters were voted upon at the Meeting:

     1. Approving an Advisory Agreement between the Fund and EKN Asset Management Group, Inc.

     Affirmative Votes 159,234          Negative Votes 2,568